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                                                                      EXHIBIT 99




                            JOINT VENTURE AGREEMENT
                                      RE:
                                 REGENCY LAKES


                          THIS JOINT VENTURE AGREEMENT made and entered into
this 31st day of December, 1993, by and between Regency Development II, Inc., a Florida corporation (the "Regency"), a wholly-owned subsidiary of Regency Homes, Inc., a Florida corporation and Oriole Joint Venture, Limited, a Florida limited partnership (the "Oriole Subsidiary"), of which Oriole Limited, Inc., a Florida corporation is the general partner. Oriole Limited, Inc., is a wholly-owned subsidiary of Oriole Homes Corp. ("Oriole").

                                 WITNESSETH:

                          WHEREAS, Regency has acquired rights to certain
properties, but requires additional capital to purchase and develop the properties; and

                          WHEREAS, Oriole Homes Corp. through its affiliates
desires to provide capital funding to Regency; and

                          WHEREAS, Regency and Oriole are entering into this
agreement to define their respective rights and obligations; and

                          WHEREAS, the parties are entering into this agreement
for the development of the real property described in Exhibits "A" "B" and "C" and to construct dwelling units thereon, and to






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develop, and sell the dwelling units and/or developed sites to others.

             NOW THEREFORE, the parties hereto hereby agree as follows:

             SECTION 1.   - The Joint Venture and its Purpose.

             A. Name. The Joint Venture shall henceforth be known as "Regency Lakes." The Joint Venture will prepare, publish and file a fictitious name registration in accordance with the laws of the State of Florida.

             B. Limitation of Joint Venture. The parties hereto are associating themselves in this Joint Venture solely for the purposes hereof, and shall not be considered partners, nor shall the entity be considered a partnership, except for federal income tax purposes. No party shall have any right or authority to bind any other party or to incur any obligations on behalf of the Joint Venture except as expressly provided herein.

             C. Purpose. The purpose of this Joint Venture shall be to purchase and develop the real property known to the parties as Regency Lakes, which aggregates approximately 240 acres as described in Exhibits "A", "B" and "C". It is the intention of the Joint Venture to sell undeveloped and developed lots to builders ("lots") and/or develop, construct and sell dwelling units thereon (collectively, the "dwelling units").





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       Regency grants to the Joint Venture any and all rights it has to purchase
Regency Lakes.

                          All property acquired in the names of the Joint
Venture shall be referred to herein as the "Premises" and the development of Regency Lakes shall be referred to herein as the "Project".

                          Notwithstanding anything in the foregoing to the
contrary, in the event that the Joint Venture shall sell, transfer, or convey any of the Premises in exchange for other real property (the "Acquired Property") such Acquired Property shall be developed in accordance with the terms and conditions of this Joint Venture Agreement.

                          In addition, the purpose of the Joint Venture shall
include engaging in all activities reasonable or necessary to accomplish the construction and sale of raw land, developed sites and dwelling units.

                          D.      Place of Business.  Location of the principal
place of business shall be Regency Homes, Inc., 2826 University Drive, Coral Springs, Florida 33065.

                          E.      Term.  The Joint Venture shall continue until
December 31, 2000, unless earlier terminated. The Joint Venture shall be terminated by the bankruptcy or insolvency of any party hereto in accordance with Section 11 hereof or the assignment by a party of its interest herein pursuant to Section 13 hereof.





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              SECTION 2.  - Contributions and Lines of Credit

              A.      Contributions.

                      Oriole has made a contribution of $2,100,000 as a capital contribution to the Joint Venture. Regency has made a capital contribution of $475,000 in the form of deposits for the purchase of the real estate set forth in Exhibit "A", "B" and "C" and has made additional investments beneficial to the Joint Venture in the amount of $85,000. Until required by the joint Venture the $2,100,000 capital contribution of Oriole Subsidiary will bear interest at the daily over-night repo interest rate of First Union Bank, N.A.

              B.      Future Capital Requirements of the Joint Venture.

                      1. The Joint Venture may be required to provide certain performance bonds and other bonds and sureties required by various governmental authorities. Regency hereby agrees that it will provide all bonds or letters of credit required to satisfy such obligations or shall cause such bonds or letters of credit to be provided at the expense of the Joint Venture.

                      2. Oriole Subsidiary shall make additional capital contributions up to $3,500,000 to: (i): either make construction payments or fund land purchases at such time in an amount mutually determined by the Joint Venturers; and (ii) to develop





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the Project.  It is anticipated that such additional contributions will be required on or about April 15, 1994.

                                  3.       Regency hereby agrees to use its
best efforts including its corporate guarantees to arrange for acquisition, development, take-out, and working capital loans on terms that are mutually satisfactory to the Joint Venturers in amounts sufficient to develop the Premises. In the event that such funds are not obtained in amounts or terms satisfactory to either the Oriole Subsidiary or Regency, then the Project will not proceed.

                          SECTION 3. - Obligations and Compensation of Regency.

                          A.      Pre-Construction Responsibilities.

                                  1.       Regency shall use its best efforts
to obtain the approval of all appropriate governmental authorities necessary to obtain development and building permits for the Project. Oriole Subsidiary has the right to review for approval all site plans, schematic drawings, plans and specifications, working drawings, and the marketing and economic feasibility studies provided for in Section 3(A)(3) hereof, for the Project (the "Project Documentation").

                                  2.       Regency, on behalf of the Joint
Venture, shall prepare, or cause to be prepared, on a timely basis, all other documentation and plans, as is reasonably required to complete the Project. After Regency prepares such documentation, and





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Oriole Subsidiary reviews and approves, then Regency shall use its best efforts to obtain all governmental approvals therefor. The cost of all Project Documentation, and the obtaining of all approvals, shall be an expense of the Joint Venture.

                                  3.       Notwithstanding anything in the
foregoing to the contrary, prior to commencement of construction, Regency shall prepare a marketing program and economic feasibility study.

                          B.      Construction Obligations.

                                  1.       Regency shall be responsible for
coordinating, supervising, inspecting, expediting and controlling the construction of the Project to completion in accordance with this Joint Venture Agreement, including but not limited to: (a) obtaining all necessary governmental approvals not heretofore obtained; (b) employing qualified and competent general contractor, contractors and subcontractors, job superintendent, and other personnel as necessary; (c) controlling and supervising ongoing land development, including landscaping, sewer, water, utilities, and other infrastructure; and (d) overseeing the construction of the Project in accordance with the Project Documentation.

                                  2.       Before construction begins on the
Project, Regency shall provide Oriole Subsidiary with a full and complete itemized budget (the "Approved Project Budget") setting forth all of the anticipated costs to be incurred in order to develop and





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construct and market, and sell the land, developed lots or the dwelling units thereon. This budget when approved by Oriole Subsidiary shall be designated the "Approved Project Budget". The Approved Project Budget shall be revised as required according to Section 3(B)(4)(ii)(c) hereof, or when development plans have materially altered, and when so revised shall be submitted to Oriole Subsidiary for approval. This process shall continue so that there will at all times be a current Approved Project Budget.

                                  3.       The budget shall provide for all
items required to acquire and develop the Premises, and construct and sell the dwelling units, including, but not limited to, the following: land costs, engineering, architectural, market and feasibility studies, attorneys and accountant fees, permits, licenses, building supplies and labor, debt service of principal and interest, job superintendent, sales manager and staff, advertising and marketing expenses, cost of sales center, furnishing of model units, and travel and direct expenses incurred by Regency, all of which shall be approved expenses of the Joint Venture.

                          The parties hereby agree that with respect to travel
and other direct expenses incurred by Regency and paid for by the Joint Venture, such items shall be reviewed and be a part of the Approved Project Budget. When appropriate, such expenses shall be allocated pro rata among the Regency or Oriole Subsidiary





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affiliates that benefit from such expenses, so that the Joint Venture pays only its proportionate share of such costs.

  4.       Regency shall be specifically responsible for the following services:

           (i) Compliance with Law. Regency shall give all notices and utilize its best efforts to ensure compliance with all laws, ordinances, rules and regulations bearing upon the Project.

           (ii) Construction. a) Regency shall oversee the construction of the Project so that the Project is completed in the most expeditious and economical manner consistent with projected and actual sales, the Approved Project Budget, the Project documentation, good workmanship and the best interests of the Joint Venture.

                b) The Joint Venturers shall keep such records as are reasonably necessary for: (i) fulfillment of their responsibilities under this Agreement and (ii) maintenance of full and complete accounting records together with such documentation as may be necessary for the proper financial management of the Project.

                c) All work and materials on the Project shall be performed and obtained pursuant to appropriate contracts at prices designated in the Approved Project Budget. In order to





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facilitate the development process and avoid unnecessary delays, the parties hereby agree as follow:

        Upward cost deviations from the Approved Project Budget that reduce the projected profits of the Project, prior to the payment of fees, by less than 20% in the aggregate, may be approved by Regency without the consent of Oriole Subsidiary. Cost deviations resulting from borrowings or any other budget item subject to floating, rather than fixed-rate terms, shall not be counted in computing the limit. In the event that upward cost deviations exceed the aforesaid limitations, then the parties shall mutually determine a new Approved Project Budget. The new Approved Project Budget shall then be subject to a 20% in the aggregate limitation on upward cost deviations that result in a reduction of profit of the Project, prior to the distribution of fees. In all such situations Regency shall notify Oriole Subsidiary as soon as reasonably possible after it becomes aware of any actual or potential cost overruns from the Approved Project Budget.

        (iii) Marketing Supervision. Regency shall be entitled to receive a marketing supervision fee, (the "Marketing Supervision Fee") for services in developing programs for the marketing of the land, developed lots or dwelling units and supervising the overall marketing and sales program. Regency's Marketing Supervision Fee shall be an amount equal to five percent (5%) of the gross sale price of all lots or dwelling





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units sold, and shall be earned and paid to Regency on the last day of the month following the closing of such land, developed lot or dwelling unit.

           (iv) Project Supervision Fee. Regency shall be entitled to receive a project supervision fee (the "Project Supervision Fee") for services in structuring the Project, contracting for the land, supervising construction and land development. Regency's Project Supervision Fee shall be the amount obtained by subtracting all expenses of the Joint Venture (excluding any fees and Preferred Return due to the Venturers) from "gross revenues" to obtain a number referred to as Gross Profits Prior to Fees and Preferred Return; then, from the Gross Profits Prior to Fees and Preferred Return subtract the distributions required by 10B (ii), (iii), (iv) (v) and (vii) to the Venturers (the excluded fees and Preferred Return due to the Venturers); after the subtraction of the aggregate of the fees, reserves, as necessary, and Preferred Return due the Venturers as required by 10B (ii), (iii), (iv), (v) and (vii) from Gross Profits Prior to Fees and Preferred Return the remainder shall be multiplied by ninety (90%) percent. The product of this multiplication shall be Regency's Product Supervision Fee. See the example of this calculation on Exhibit "D".

    5. Insurance. Regency, on behalf of the Joint Venture, shall require each contractor and subcontractor employed on the Project to procure and maintain, at such contractor's or




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subcontractor's own cost and expense, during the performance of such labor:
(i) a policy of Workers' Compensation Insurance for the protection of such contractor's or subcontractor's employees, including executive, managerial, and supervisorial employees, and a comprehensive liability policy for personal injury and property damage caused by such contractor or subcontractor or its of ficers, agents or employees in an amount not less than $300,000 in the aggregate and $300,000 per occurrence with the Joint Venture, Regency and Oriole Subsidiary named as additional insureds.

                          Further, Regency shall obtain through competitive
bidding from insurance companies having a rating of A+ according to Best's Insurance Guide and maintain in the name of the Joint Venture during the course of this Agreement:

                                  (i)  a policy of Worker's Compensation
Insurance for the protection of such of its employees as are engaged in any work required to be performed hereunder;

                                  (ii)  a comprehensive liability policy
insuring the Joint Venture, Regency, and Oriole Subsidiary and their respective officers and directors for personal injury and property damage in an amount of not less than $2,000,000 per occurrence for bodily injury and $1,000,000 per occurrence for property damage;





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                                  (iii)  a term life insurance policy, insuring
the life of Ben L. Martz with the Joint Venture named as the beneficiary, in the amount of Two Million Dollars ($2,000,000), said policy to be for a renewable 10 year term to be maintained until the earlier to occur for the completion of the Project or a period of ten years;

                                  (iv)  builder's risk insurance and fire and
extended coverage insurance as required to insure the Project being constructed and all material delivered to the site for their full insurable value against loss or destruction during the course of construction and upon completion by fire, elements, vandalism or malicious mischief, and other risks generally covered by such insurance. The loss payable endorsement under such policy shall name any beneficiary or a deed of trust or comparable mortgage instrument providing interim financing; and

                                  (v)  fidelity bonds on all employees with
authority to execute checks and receive, hold, and disburse funds on behalf of the Joint Venture.

                                  Notwithstanding any standard referred to in
this Subsection (i)-(v) above, insurance shall, at all times, be carried that will satisfy the financial institution(s) that has provided construction financing to the Joint Venture.

                          6.      Payments for Labor and Materials.  Regency
shall require lien releases for labor performed and materials furnished





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to the Project.  The bills shall be approved by Regency in accordance with the
Approved Project Budget and promptly paid.

                          SECTION 4. - Obligations and Compensation of Oriole Subsidiary.

                          Regency and Oriole Subsidiary are required to provide
all future funding for the Project in accordance with Section 2(B)(2). hereof, subject to the approval process of Section 3(B)(2).

                          Oriole Subsidiary must diligently review and approve
pertinent documents, attend management meetings, and use its best efforts to assist the Joint Venture as provided in Section 6 hereof. In the event that Regency submits budget revisions, plans, specifications, development proposals or other documents hereunder to Oriole Subsidiary, Oriole Subsidiary shall promptly review same, and respond to Regency within ten (10) business days indicating their approval or disapproval, all subject to Section 5(D) hereof. Oriole Subsidiary holds itself available to consult with Regency and the Joint Venture on construction activities and marketing efforts.

                          As a fee for these services Oriole Subsidiary shall
receive from the Joint Venture $2,800 from the sale of each developed lot or dwelling unit and 5% of the gross sale price on land sales. These fees shall be paid on the last day of the month following the closing of each sale. The payment of these fees are guaranteed by Regency Homes, Inc.





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                          SECTION 5.  - Management.

                          A.      Authority.  Except as may be specifically
provided otherwise herein, Regency shall have exclusive authority to direct and manage the business of this Joint Venture on a day-to-day basis. Notwithstanding anything in the foregoing to the contrary, Oriole Subsidiary retains management responsibilities of a critical and material nature. All of the following actions shall require unanimous approval of Regency and the Oriole Subsidiary.

                                  1.       Sell, exchange, lease, assign or
transfer any interest in the Premises or Project or grant any options with respect to the Premises or Project except for sales in accordance with sales prices and terms previously approved by Oriole Subsidiary;

                                  2.       Hypothecate or mortgage the
Premises, the Project or any portion thereof;

                                  3.       Authorize any work for the
construction of improvements or supply of material for the Project except in accordance with the limitations imposed by Section 3(B)(2) hereof; and/or

                                  4.       Make any assignment for the benefit
of creditors.

                          B.      Time Limitations.  Regency shall devote such
of its time and attention to its responsibilities under this Agreement





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as is required to diligently manage the business of this Joint Venture.

                          C.      Meetings and Review Procedure.  The Joint
Venturers shall meet on the 15th day of each month but if the 15th day of the month is a holiday or a weekend day than the monthly meeting shall be held on the next business day. At such meeting, Regency will provide current project information, review any revisions to, or deviations from, the Approved Project Budget, and any plans or agreements which by the terms of this Joint Venture Agreement require the approval of Oriole Subsidiary, and the progress and problems, if any, with respect to any contractor or subcontractor. In addition, all marketing and financing approvals required pursuant to Section 6 hereof shall be made at such time, provided that the information required to make such decisions has been provided to Oriole Subsidiary not less than ten
(10) business days prior to such meeting. Regency shall timely provide to Oriole Subsidiary, the minutes of such meeting.

                          D.      Approval.  Whenever approval of a Joint
Venturer is required under the terms of this Agreement, such approval shall not be unreasonably withheld, and shall be promptly given. If no response is given within ten (10) business days, approval shall be deemed to have been given.

                          Oriole Subsidiary hereby acknowledges and agrees that
management decisions for real estate development must frequently





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be made quickly in order to be effectively implemented.  It is the intention of the parties that whenever possible Oriole Subsidiary will render its approval or disapproval as promptly as possible, but in no event later than ten (10) business days after such approval is requested. When Regency identifies a particular approval as requiring expedited decision making, Oriole Subsidiary hereby agrees to use its best efforts to respond as diligently and quickly as possible, and to take whatever actions can be taken to accelerate its review and approval process.

                          SECTION 6.  - Marketing and Financing.

                          Regency shall propose, subject to final approval by
Oriole Subsidiary, the marketing program, pricing, financing, budget and policies to be followed in connection with the sell-out of the Project. Such programs and policies shall be periodically reviewed by the Joint Venturers.
It is contemplated that the sale of the dwelling units may involve employment by the Joint Venture of outside marketing consultants, real estate agents, real estate brokers, or other professionals involved in marketing, financing, and selling land, developed lots and dwelling units, all of whom may be retained to evaluate or implement the marketing programs or policies of the Joint Venture.

                          Regency and Oriole Subsidiary shall use their
respective best efforts to obtain permanent financing for the purchasers of





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developed lots or dwelling units within the Project at then current market rates.

                          SECTION 7.  - Books and Records

                          The books and records of the Joint Venture shall be
maintained by Regency at the expense of the Joint Venture. Such reports shall be prepared on an annual basis in accordance with generally accepted accounting principles. Oriole or its representatives shall have the right during normal business hours at all times to inspect, copy and audit such books of account and all other records of the Joint Venture.

                          In order to insure an orderly and timely flow of
financial information, the parties have agreed on the data and reports to be transmitted. A sample of such reports is attached hereto and incorporated herein by reference as Exhibit "E".

                          Within 75 days subsequent to the close of each Joint
Venture fiscal year (December 31), the Joint Venture shall provide federal and state Partnership Income Tax Returns. Within 45 days subsequent to the close of the audit year the Joint Venture shall provide audited financial statements prepared by the certified public accountants of the Joint Venture (which is presently Grant Thornton). The Joint Venture shall also furnish to the parties a final audited statement on or before 45 days after termination of the Joint Venture. All audited financial statements of the Joint Venture shall be prepared in accordance with generally accepted





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accounting principles using the accrual method of accounting. Any profits shall be recognized for accounting purposes at the time of closing of the sale of the land, developed lots or dwelling units being sold by the Joint Venture. In each tax return filed on behalf of the Joint Venture, all optional methods of treatment and all possible elections shall be so made as to result in the lowest taxable income for such return then filed. All expenses, costs and fees of the certified public accountants of the Joint Venture shall be an expense of the Joint Venture.

                          All monies received by the Joint Venture shall be
deposited in a Joint Venture bank account or accounts and all payments to be made by the Joint Venture shall be made only by checks drawn on said account or accounts. Such checks contemplated by the Pre-Approved Budget may be signed by a designated representative from Regency. All checks outside of the Pre-Approved Budget shall be signed by both a designated representative from Regency and the Oriole Subsidiary.

                          Notwithstanding the foregoing, Sun Bank/South
Florida, N.A. may honor, rely and pay any checks presented for payment drawn on the Joint Venture Account at Sun Bank/South Florida, N.A. signed by any one person designated on its signature card, however Regency and Oriole Subsidiary agree to be bound by the provisions of the penultimate paragraph of this
Section 7.





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                          SECTION 8.  - Project Expenses

                          A.      All costs and expenses incurred by the Joint
Venturers in connection with their responsibilities hereunder and in connection with the construction of the Project and sale of the lots and dwelling units including, but not limited to, marketing fees, advertising, sales promotion, sales presentation, maintenance of a trailer, on-site trailer and personnel expenses, insurance, taxes, commissions, and debt service on the construction loan shall be expenses of the Joint Venture. No Joint Venturer nor any of their employees or agents shall receive any salary, fees, commissions, overhead payments or other compensation, other than specifically provided in this Joint Venture Agreement, for any services rendered in connection with the Project.

                          B.      In connection with the development of the
Project, and sale of the dwelling units, Regency may retain on behalf of the Joint Venture a job superintendent, project manager, accountants, sales manager, salesmen, and similar personnel, all at the cost of the Joint Venture. Oriole Subsidiary hereby acknowledges that Regency or its affiliates are engaged in the development of additional projects in the South Florida area.
As a result, whenever appropriate and possible, Regency shall divide certain expenses, including personnel, among several projects in proportion to the use by, or benefit to, the respective projects





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of such personnel or other items, thereby minimizing cost to this Joint
Venture.

                          Regency shall be entitled to reimbursement for direct
travel and other expense, incurred in connection with the performance of its obligations hereunder, and it is entitled to reimbursement for general and administrative overhead, or executive salaries, including the salary of Ben L. Martz or his successor(s) to the amounts provided in the Approved Project Budget.

                          SECTION 9.  - Preferred Return.

                          Regency and Oriole Subsidiary shall be paid a
preferred return quarterly, on any capital contributions to the Joint Venture (the "Preferred Return"). The Preferred Return, which shall aggregate fifteen (15%) percent per annum shall be paid quarterly on the last day of the month of March, June, September and December. It is anticipated that deferrals of the Preferred Return will be required from time to time, however, if cash is available the Joint Venture will apply such proceeds to the payment of the Preferred Return. The Venturers agreed that no more than one half of such Preferred Return payable during any fiscal year (1/2 of 15%) or seven and one-half (7 1/2%) percent may be deferred but notwithstanding the foregoing all deferred preferred return shall be paid no later than the last business day of January of the following year.





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                          The Joint Venturers shall receive repayments of their
contributed capital from the Joint Venture pursuant to a release-payment schedule relating to the sale of land, developed lots or dwelling units. As sales are consummated release payments shall be made to the Joint Venturer pursuant to Exhibit "F". Exhibit "F" shall be agreed to, completed and made a part of this Agreement within ten (10) days after the Joint Venture has negotiated its acquisition and development loan currently anticipated to be funded on or before April 15, 1994.

                          Regency Homes, Inc. shall guarantee the payment of
the release-payments and the repayment of Oriole Subsidiary's capital contribution and if called upon will pay promptly such payments when due. Ben
L. Martz the controlling shareholder of Regency Homes, Inc. personally guarantees the prompt payment of the release-payments, the Preferred Return and the payment of Oriole Subsidiary's capital contribution.

                          SECTION 10.  - Distributions

                          A.      At the conclusion of the Project, each Joint
Venturer shall be entitled to receive, after the payment of the fees to the Venturers (with the exception of the Project Supervision Fee to Regency which shall be paid in accordance with the provisions of Section 10B.), the payment of their Preferred Return, and current release payments, an amount equal to fifty percent (50%) of the cumulative profit of the Joint Venture. Losses shall be





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shared one (1%) percent to Oriole Subsidiary and ninety-nine (99%) percent to
Regency. If, as a result of said payment of profits, the cumulative profit of either Venturer is reduced to less than zero, then the Joint Venturer with such negative balance agrees to repay to the Joint Venture an amount sufficient to bring its cumulative amount to a zero balance. Said amounts shall be distributed or repaid, as the case may be, within fifteen (15) days after the date the federal income tax return for the Joint Venture for each fiscal year is required to be filed.

        B.  Any net cash available for distribution held by the Joint
Venture and not required for the purposes of its business, derived from the proceeds of sale of land, developed lots or dwelling units, shall be paid and distributed at such time as the Venturers shall mutually agree, as follows:

            (i) First, to the repayment of those debts, obligations, and liabilities to third parties of the Joint Venture; except that the payments to institutional lenders of permanent financing do not require repayment except for current payments then due.

            (ii)  Next, to the payment of fees to the Oriole Subsidiary.

            (iii) Next, to the payment of Marketing Supervision fees of Regency.





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          (iv) Next, to the establishment of any reserves which the Joint
     Venturers deem reasonably necessary for contingent, unmatured, or unforeseen liabilities or obligations of the Joint Venture.

          (v) Next to the payment of the Preferred Return to the Oriole Subsidiary.

          (vi)  Next to the payment of the Preferred Return to Regency.

          (vii) Next, to the Oriole Subsidiary, until such time as all release payments (Exhibit "F") as described in Section 9 are current.

          (viii) Next, to Oriole Subsidiary and Regency until such time as any remaining capital contributions made by either of them have been returned to them.

          (ix)  Next to Regency, its Project Supervision Fee.

          (x) The balance, if any, shall be distributed fifty percent (50%) to Oriole Subsidiary and fifty percent (50%) to Regency.

     C. The distributions to Oriole Subsidiary referred to in Section 10B(ii), (v), (vii) and (viii) are guaranteed by Regency Homes, Inc. and Ben L. Martz guarantees the distributions to





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
Oriole Subsidiary referred to in Section 10B(v), (vii) and (viii) pursuant to Exhibit "G" attached hereto and made a part hereof.


               D. a) In support of the guarantee by Ben L. Martz he agrees to provide the Oriole Subsidiary annually, on or before the 10th day of February of each year, a current financial statement as of December 31 of the previous year reflecting his personal income and balance sheet in such detail as shall be reasonably required by the Oriole Subsidiary.

                   b) Ben L. Martz also agrees to subordinate, prior to April 15, 1994 his personal loans to Regency Homes, Inc. in the approximate amount of $2,335,000 to the obligations of Regency Homes, Inc. in guaranteeing the Preferred Return and return of Oriole Subsidiary's capital contribution to the Joint Venture.

               SECTION 11. - Termination of Joint Venture.

               A. In the event that any Joint Venturer (the "Defaulting Joint Venturer") is unable or unwilling to substantially perform its material obligations hereunder, except in the event of Force Majeure, then the Non-Defaulting Joint Venturer may purchase the Defaulting Joint Venturer's interest, provided however, that such purchase right is exercised in good faith and in accordance with this Joint Venture Agreement. A Joint Venturer shall be conclusively deemed to be unable or unwilling to perform its material obligations hereunder under the following circumstances, which are exemplary but not exclusive: (i) any Joint Venturer shall become insolvent or subject to bankruptcy proceedings, which insolvency or proceedings are not resolved favorably to the affected Joint Venturer, within ninety (90) days of their commencement; or (ii) except in accordance with Section 13 hereof, in the event any Joint Venturer shall sell all, or substantially, all of its assets, or all or substantially all of its shares (or in the event that Regency shall sell, transfer, or assign its interest to any person, firm, or entity other than Ben L. Martz or affiliate thereof,) without the prior written approval of both Joint Venturers.

                          The Non-Defaulting Joint Venturer shall have the
right to purchase the Defaulting Joint Venturer's interest for an amount equal to the Defaulting Joint Venturer's capital investment in the Joint Venture.
The capital contributions shall be repaid as a first priority distribution from the Joint Venture as net cash becomes available for distribution. From and after the date of purchase of the Joint Venture Interest, the Defaulting Joint Venturer shall have no interest whatsoever in the profits, losses, and/or cash flow of the Joint Venture.

                          For purposes of this agreement, the term "force
majeure" shall mean (i) strikes, labor unrest, or labor difficulties; (ii) unavailability of materials or supplies; (iii) governmental laws, ordinances, rules, or regulations; (iv) civil unrest; (v) natural disasters or Acts of God; or (vi) other causes of similar nature not within the control of such Joint Venturer, then performance of such act or completion of such work shall be excused for the period of delay and the period allowed for such performance of completion shall be extended for a period equivalent to the period of such delay. In no event will delay in performance or completion reasonably resulting from force majeure give use to, or entitle any Joint Venturer to exercise any rights which would otherwise be exercisable hereunder in the event of such failure of performance or completion.

                          B.      This Joint Venture may also be terminated by
the exercise by Regency of the option rights granted to Regency under a "Warrant and Stock Rights Agreement" attached hereto as Exhibit "H". From and after the date of exercise of either of its options in Exhibit "H". Oriole shall have no interest whatsoever in the fees, profits, losses, and/or cash flow of the Joint Venture.

                          SECTION 12. - Representations.  The parties
hereto specifically warrant, covenant and represent as follows:

                          A.      They are duly organized, validly existing,
and in good standing as proper business entities under the laws of Florida as described in the first paragraph of this Agreement;

                          B.      All actions required to authorize the
officers or partners of the parties to execute and deliver this Joint Venture Agreement and to perform their obligations hereunder have been taken;

        C. They are institutions organized to enter into real estate transactions. They have participated in other real estate development activities, have extensive knowledge and experience in financial and business matters, and have thoroughly analyzed their involvement in the Joint Venture; and

        D. They intend to fully exercise all of their management rights contained herein.

        SECTION 13. - Non-Encumbrance of Interest. No party or any affiliate of a party to this Agreement shall pledge, sell, transfer, convey, or hypothecate its interest in this Joint Venture in any manner whatsoever, directly or indirectly, nor make such interest subject to any lien or security interest. Any such purported pledge, sale, transfer, conveyance, encumbrance or hypothecation shall, as between the parties hereto, be of no force and effect, and no other party shall acquire any rights under this agreement by reason of any such pledge, sale, transfer, conveyance, encumbrance or hypothecation.

                          In any situation involving a transfer or assignment
of the interest of a Joint Venturer, in whole or in part, the Joint Venturer seeking to transfer or assign its interest shall obtain a tax letter opinion from competent tax counsel stating a description of the contemplated transaction and the tax ramifications to the Joint Venture itself, and to each party to the Joint Venture of the proposed transfer or assignment. This opinion shall be furnished to all parties to the Joint Venture at least 25 days prior to the proposed transfer or assignment and shall be obtained and furnished at the cost of the Joint Venturer seeking to transfer or assign its interest. No transfer will be permitted if there are any negative tax aspects to the other Joint Venture parties unless said party agrees.

                          SECTION 14. - Notices.  Any notice to be given
to the Joint Venture by any party hereto or by any party thereto to the other party shall be in writing and shall be deemed duly given if and when mailed by United States Registered or Certified Mail, Return Receipt Requested, with proper postage prepaid, at the addresses as follows, or such new address as set forth in a notice, as provided in this paragraph, given by the party changing its address, except that any notice of change of address shall not be effective until received.

              All notices to be given to Regency shall be sent to:

                                        Edward C. Jensen, President
                                        Regency Development II, Inc.
                                        2826 University Drive
                                        Coral Springs, Florida  33065

                      with a copy to:   Gillespie & Allison
                                        1515 So. Federal Hwy., Suite 300
                                        Boca Raton, Florida  33432
                                        Attn:  R. Bowen Gillespie, III

        All notices to be given to Oriole Subsidiary shall be sent to:

                               Richard D. Levy, Chief Executive
                               Officer Oriole Homes Corp.
                               1690 S. Congress Blvd.
                               Delray Beach, Florida  33445

                                           and

             with a copy to:   Fine Jacobson Schwartz Nash & Block
                               Suite 3600
                               100 S.E. 2nd Street
                               Miami, Florida  33131
                               Attn:  George R. Richards

                          SECTION 15. - Warranty Provisions.  The parties
agree to procure the necessary insured warranty program covering dwelling units to provide warranty coverage for the warranties imposed by law, after termination of the Joint Venture or, in the alternative, to provide out of the funds of the Joint Venture at termination, a contingency reserve fund of sufficient amount and duration to provide such warranty coverage.

                          SECTION 16. - Waiver of Right to
Participation. Each party waives any right which it may have to require partition of any property which may be owned by the Joint Venture at any time hereafter. The rights of the parties to require a disposal of the Joint Venture property or of their interest in the Joint Venture are only those provided for herein.

                          SECTION 17. - Arbitration.  Any controversy or
dispute arising out of or relating to this Agreement or the breach thereof shall be settled by arbitration. Such arbitration shall be effected by arbitrators selected as hereinafter provided and shall be conducted in accordance with the rules existing at the date thereof by the American Arbitration Association. The dispute shall be submitted to three arbitrators, each of them having had at least 10 years experience in the residential real estate construction business: one arbitrator being selected by the Joint Venturer or Joint Venturers constituting one side of the controversy or dispute, one arbitrator being selected by the Joint Venture or Joint Venturers constituting the other side of the controversy or dispute, and the third arbitrator being selected by the American Arbitration Association. In the event that any Joint Venturer, within 10 days after any notification of any demand for arbitration hereunder, shall not have selected its arbitrator and given notice thereof by registered or certified mail to the other Joint Venturer, such arbitrator shall be selected by the American Arbitration Association. The meeting of the arbitrators shall be held at such place or places as may be agreed upon by the arbitrators in Palm Beach County, Florida. Judgment may be entered on any award rendered by the arbitrators in any federal or state court having jurisdiction over the site of the Property. Each Joint Venturer shall bear the cost of the fees and expenses of the arbitrator selected by or for it, and the fees and expenses of the third arbitrator shall be borne by the Joint Venturer demanding arbitration.

                          SECTION 18. - Attorneys' Fees.  Should litigation be
brought by either party against the other with reference to the terms of this Joint Venture Agreement, the prevailing party in such litigation shall be entitled to receive as part of the judgment, reasonably incurred costs, including attorneys' fees for the court of original jurisdiction and for any courts of appeal which adjudicate said cause.

                          SECTION 19. - Indemnification.  Each Joint
Venturer shall be indemnified by the other and held harmless against and from all claims, demands, actions, and rights of action which shall or may arise by virtue of any acts taken in good faith on behalf, or for the benefit, of the Joint Venture, or anything done or omitted to be done by the other (through or by agents, employees, or other representatives) in good faith provided the other shall be promptly notified of the existence of the claim, demand, action, or right of action and shall be given reasonable opportunity to participate in the defense thereof. Such indemnification shall specifically include reasonable attorneys' fees.

                          SECTION 20. - Miscellaneous.

                          A.      Entire Agreement.  This Agreement represents
the entire agreement between the parties with respect to their association in this Joint Venture. All prior agreements and understandings with respect thereto are merged in this Agreement.

                          B.      Modification of this Agreement.  This
Agreement may not be changed or terminated orally, but only by an instrument in writing duly executed by the parties hereto.

                          C.      Agreement Binding on Successors and Assigns.
This Agreement shall be binding upon the parties hereto and their successors and assigns, however, neither party hereto shall assign its interest hereunder, nor shall Regency transfer, sell, or convey any of its capital stock, or Oriole Subsidiary transfer, sell, or convey any of its partnership interests, directly or indirectly, without complying with the terms of this Agreement.

                          D.      Law Governing.  This Agreement shall be
governed by the laws of the State of Florida.

                          E.      Headings.  The headings in this Agreement are
inserted for convenience and identification only and are in no way intended to describe, define or limit the scope, intent or interpretation of this Agreement or any provision hereof.

                          F.      Other Business.  The Joint Venturers may
engage in one or more businesses other than that required by this Agreement and may develop and acquire other property for their own account or jointly with other parties and pursue businesses similar to and in direct competition with the business of this Joint Venture. The Joint Venturers acknowledge that this association is not an exclusive engagement but is limited to the terms and relationships delineated herein.

                          G.      Counterparts.  This Joint Venture Agreement
may be executed in any number of counterparts, each of which shall constitute but one and the same document.

                                        REGENCY DEVELOPMENT II, INC.


                                        By:
                                           -----------------------------
                                            Edward C. Jensen,   President

                                        ORIOLE JOINT VENTURE, LIMITED,
                                        a Florida limited partnership
                                        By: Oriole Limited, Inc., General
                                             Partner


                                        ---------------------------------
                                        Richard D. Levy,     Chairman and
                                         Chief Executive Officer

                                        (REGENCY HOMES, INC.
                                        (
                                        (
                     Only as to         (By:
                     Section 10 hereof      -----------------------------
                                        (   Edward C. Jensen,   President
                                        (
                                        (--------------------------------
                                        (Ben L. Martz